Exhibit 99.2



INTERNET GOLD-GOLDEN LINES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Doron Turgeman and Ami Barlev, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 11, 2011 at 11:00 a.m. (Israel time) at the offices of the Company, 2 Dov Friedman Street, Ramat Gan 52503, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTOR NAMED IN ITEM 1, FOR THE ELECTION OF OUTSIDE DIRECTORS IN ITEMS 2A AND 2B, AND FOR ITEMS 3 THROUGH 5 SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTERNET GOLD-GOLDEN LINES LTD.

August 11, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i	Please detach along perforated line and mail in the envelope provided.	i

10030303030300020000 5	081111

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTOR NAMED IN ITEM 1,
FOR THE ELECTION OF OUTSIDE DIRECTORS IN ITEMS 2A AND 2B, AND FOR ITEMS 3 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

						FOR	AGAINST	ABSTAIN
1.	To elect one Class C director to serve until the 2014 Annual General Meeting of Shareholders.			2a.	To elect Ronit Gottlieb as an outside director for a third three year term.	☐	☐	☐
NOMINEE:
	☐ FOR THE NOMINEE	ANAT WINNER		2b.	To elect Orly Guy as an outside director for a third three year term.	☐	☐	☐
☐ WITHHOLD AUTHORITY FOR THE NOMINEE
				3.	To approve the compensation to be paid to the outside directors (if elected at the meeting).	☐	☐	☐

				4.	To approve terms of procurement of directors’ and officers' liability insurance policy.	☐	☐	☐

5.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2011, and to authorize its Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.
						☐	☐	☐
						YES	NO
6.
Do your holdings in the Company or vote on the Proposals above require the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Communications Law and Communications Order, as defined in the Proxy Statement for the Annual General Meeting of Shareholders?
						☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.